UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                           UNCOMMON MEDIA GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   904309 10 1
                                  -------------
                                 (CUSIP Number)

                                   July 9, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)

       [X]        Rule 13d-1(c)

       [ ]        Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New Millennium Capital Partners II, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              666,666 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           666,666 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     666,666 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.7% (Based on 38,585,167 shares outstanding on 4/18/02)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                     Page 3 of 9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Qualified Partners, LLC (formely know as Pegasus Capital Partners, LLC)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              666,667
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           666,667
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     666,667
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.7% (Based on 38,585,167 shares outstanding on 4/18/02)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                     Page 4 of 9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              666,667
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           666,667
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     666,667
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.7% (Based on 38,585,167 shares outstanding on 4/18/02)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                                                     Page 5 of 9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Offshore, Ltd. (formerly known as AJW/New Millennium Offshore, Ltd.)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              2,000,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           2,000,000 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.2% (Based on 38,585,167 shares outstanding on 4/18/02)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

     This Schedule 13G Amendment No. 1 ("Statement") is being filed to reflect the change in name, effective as of July 9, 2002, of (1) Pegasus Capital Partners, LLC, a New York limited liability company, to AJW Qualified Partners, LLC ("AJW Qualified") and (2) AJW/New Millennium Offshore, Ltd., a Cayman Islands exempted limited company, to AJW Offshore, Ltd. ("AJW Offshore").

Item 1. Name of the Issuer and Address

     (a)  Uncommon Media Group, Inc. ("UMGI").

     (b) The principal executive offices of UMGI are 33 West 54th Street, 2nd Floor New York, New York 10019.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

     This Schedule 13G ("Statement") is being filed by New Millennium Capital Partners II, LLC, a New York Limited Liability Company ("New Millennium"), AJW Qualified Partners, LLC, a New York Limited Liability Company ("AJW Qualified"), AJW Partners, LLC, a Delaware Limited Liability Company ("AJW") and AJW Offshore, Ltd., a Cayman Islands Exempted Limited Company ("AJW Offshore", which together with New Millennium, AJW Qualified and AJW shall be referred to collectively as the "Group"; each member of the Group shall be referred to individually as a "Member" and collectively as "Members"). The address of principal business office of each of New Millennium, AJW Qualified and AJW is 1044 Northern Boulevard, Suite 302, Roslyn, New York 11576. The address of principal business office of AJW Offshore is c/o Admiral Administration Ltd., P.O. Box 32021 SMB, Anchorage Centre, 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.

Item 2(d), (e)

     This Statement relates to the Common Stock, $.01 par value per share, of UMGI (the "UMGI Common Stock"). The CUSIP number for the UMGI Common Stock is 904309 10 1.

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not Applicable

Item 4. Ownership

        Item 4(a), (b)

        New Millennium owns 666,666 shares of UMGI Common Stock,(1) representing 1.7% of UMGI's issued and outstanding shares (based on 38,585,167 shares outstanding on 4/18/02). AJW

__________________
(1) The 666,666 shares of UMGI Common Stock that New Millennium owns, excludes a $50,000 Secured Convertible Debenture, convertible into shares of UMGI Common Stock, due to a limitation within the Secured Convertible Debenture that restricts the ability of New Millennium to utilize its conversion rights to the extent that, giving effect to such conversion, New Millennium and its affiliates would beneficially own in excess of 4.9% of the shares of UMGI Common Stock outstanding following such conversion.

     Qualified owns 666,667 shares of UMGI Common Stock,(2) representing 1.7% of UMGI's issued and outstanding shares (based on 38,585,167 shares outstanding on 4/18/02). AJW owns 666,667 shares of UMGI Common Stock,(3) representing approximately 1.7% of UMGI's issued and outstanding shares (based on 38,585,167 shares outstanding on 4/18/02). AJW Offshore owns 2,000,000 shares of UMGI
Common Stock,(4) representing 5.2% of UMGI's issued and outstanding shares (based on 38,585,167 shares outstanding on 4/18/02).


Item 4(c)

     Each Member is the sole beneficial owner of the securities identified in subsection (a) above. First Street Manager II, LLC, as the sole manager of New Millennium, has sole voting and dispositive power over the shares of UMGI Common Stock owned by New Millennium. AJW Manager, LLC, as the sole manager of AJW Qualified, has sole voting and dispositive power over the UMGI Common Stock owned by AJW Qualified. SMS Group, LLC, as the sole manager of AJW, has the sole voting and dispositive power over the UMGI Common Stock owned by AJW. AJW Offshore Management, LLC, as the sole investment manager of AJW Offshore, has sole voting and dispositive power over the UMGI Common Stock owned by AJW Offshore.



Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

     Not applicable.

______________________________
(2) The 666,667 shares of UMGI Common Stock that AJW Qualified owns, excludes a $50,000 Secured Convertible Debenture, convertible into shares of UMGI Common Stock due to a limitation within the Secured Convertible Debenture that restricts the ability of AJW Qualified to utilize its conversion rights to the extent that, giving effect to such conversion, AJW Qualified and its affiliates would beneficially own in excess of 4.9% of the shares of UMGI Common Stock outstanding following such conversion.

(3) The 666,667 shares of UMGI Common Stock that AJW owns, excludes a $50,000 Secured Convertible Debenture, convertible into shares of UMGI Common Stock, due to a limitation within the Secured Convertible Debenture that restricts the ability of AJW to utilize its conversion rights to the extent that, giving effect to such conversion, AJW and its affiliates would beneficially own in excess of 4.9% of the shares of UMGI Common Stock outstanding following such conversion.

(4) The 2,000,000 shares of UMGI Common Stock that AJW Offshore owns, excludes a $50,000 Secured Convertible Debenture, convertible into shares of UMGI Common Stock, due to a limitation within the Secured Convertible Debenture that restricts the ability of AJW Offshore to utilize its conversion rights to the extent that, giving effect to such conversion, AJW Offshore and its affiliates would beneficially own in excess of 4.9% of the shares of UMGI Common Stock outstanding following such conversion.

Item 8. Identification and Classification of Members of the Group.

        See Attached Exhibit

Item 9. Notice of Dissolution of a Group.

        Not applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2002



                         NEW MILLENNIUM CAPITAL PARTNERS II, LLC

                         By: First Street Manager II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW QUALIFIED PARTNERS, LLC

                         By: AJW Manager, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW PARTNERS, LLC

                         By: SMS Group, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW OFFSHORE, LTD.

                         By:  AJW Offshore Management, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager

                                EXHIBIT TO ITEM 8

     The members of the Group are New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Partners, LLC and AJW Offshore, Ltd.

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 9th day of July, 2002 by and among NEW MILLENNIUM CAPITAL PARTNERS II, LLC, a New York limited liability company ("New Millennium"), AJW QUALIFIED PARTNERS, LLC, a New York limited liability company ("AJW Qualified"), AJW PARTNERS, LLC, a Delaware limited liability company ("AJW") and AJW OFFSHORE, LTD. ("AJW Offshore"), a Cayman Islands exempted limited company,

     WHEREAS, New Millennium, AJW Qualified, AJW and AJW Offshore collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.01 par value of Uncommon Media Group, Inc. ("UMGI Common Stock"), a Florida corporation; and

     WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. NEW Millennium, AJW Qualified, AJW and AJW Offshore hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of UMGI Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.


                         NEW MILLENNIUM CAPITAL PARTNERS II, LLC

                         By: First Street Manager II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW QUALIFIED PARTNERS, LLC

                         By: AJW Manager, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW PARTNERS, LLC

                         By: SMS Group, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW OFFSHORE, LTD.

                         By:  AJW Offshore Management, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager